UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.                                 Name of issuer or person filing (“Filer”):  Yamana Gold Inc.

B.	This is [check one]:

☒ an original filing for the Filer.
☐ an amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	Yamana Gold Inc.

	Form type:	Registration Statement on Form F-10

	File number (if known):	333-173707

	Filed by:	Yamana Gold Inc.

	Date filed (if filed concurrently, so indicate):	April 25, 2011 (filed concurrently herewith)

D.	The Filer is incorporated or organized under the laws of

Canada

and has its principal place of business at

150 York Street, Suite 1102 Toronto, Ontario M5H 3S5 Canada (416) 815-0220

E.	The Filer designates and appoints Meridian Gold Company (the “Agent”), located at:

9670 Gateway Drive Suite 200 Reno, Nevada 89521-3952 Telephone: (775) 850-3777

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on April 25, 2011 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                                    The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form F-10 relates has ceased reporting under the Exchange Act;

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                                   The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 25th day of April, 2011.

Filer: Yamana Gold Inc.	By:	/s/ Charles Main
		Name:	Charles Main
		Title:	Executive Vice President, Finance and
Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

Meridian Gold Company
As agent for Service of Process for
Yamana Gold Inc.

By:	/s/ Darcy Marud
	Name:	Darcy Marud
	Title:	President

Date: April 25, 2011